FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of January 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X       Form 40-F
                                ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                No X
                          ---              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


Internal Information - Shares of Three Bulgarian Distribution Companies Transferred to CEZ

Yesterday, 67 percent of the three Bulgarian distribution companies were transferred to CEZ, and the whole transaction was financially settled. This put an end to the biggest foreign investment transaction in the financial history of the Czech Republic, which amounted to EURO 281.5 million (approximately 9 billion crowns).

"This is the first step toward our goal of becoming the leader in the Central and Eastern European electricity market. Mr. Tomas Huner, who has already been active in Bulgaria, will be the leader of the ready team, whose current members will take charge of the managerial structures within the Bulgarian companies. The management of the companies will consist of the Czech and Bulgarian managers, the Chairman of the Board will be the representative of CEZ, while the Director General will be a Bulgarian manager," stated Mr. Radomir Lasak, member of the board and the Branch Director of CEZ Administration, on that issue.


Few Facts about Bulgarian Distribution Companies:

Electricity distribution company - Capital EAD - registered capital BGN 1.928 million. Electricity distribution company - Sofia area of EAD - registered capital BGN 2.149 million. Electricity distribution company - Pleven EAD - registered capital BGN 1.206 million.

The overall registered capital of the companies forming this group amounts to BGN 5.283 million, which is approximately CZK 88.226 million.

The western group services some 1.9 million customers. The CEZ Group has, up to the present time, acquired some 3.4 million customers.

The total annual electricity volume delivered by this group is approximately 7.6 TWh


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       CEZ, a. s.

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                                                      (Registrant)

Date:  January 19, 2005


                                            By: /s/ Libuse Latalova
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                                                    Libuse Latalova
                                            Head of Finance Administration